

SECU 13031756 SION

SEC Mail Processing Section

MAY 28 2013

Washington DC 401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Iroquois Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Commerce Street, Suite 740
(No. and Street)

Nashville (City) TN (State) 37219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William McGugin 615-467-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

3011 Armory Drive, Suite 190 (Address) Nashville (City) TN (State) 37204 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. McGugin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Iroquois Capital Advisors, LLC, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IROQUOIS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MARCH 31, 2013



CRI
CARR
RIGGS&
INGRAM

CERTIFIED PUBLIC ACCOUNTANTS

IROQUOIS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MARCH 31, 2013

IROQUOIS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS
MARCH 31, 2013


CRI
CARR
RIGGS &
INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
3011 Armory Drive
Suite 190
Nashville, Tennessee 37204

(615) 665-1811
(615) 665-1829 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Iroquois Capital Advisors, LLC as of March 31, 2013, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Capital Advisors, LLC as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules is presented for additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedules is fairly stated in all material respects in relation to the financial statements taken as a whole.

Carr, Riggs & Ingram

Nashville, Tennessee
May 22, 2013

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS	
Cash	$ 132,335
Prepaid expenses	49,405
TOTAL ASSETS	$ 181,740
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 700
TOTAL LIABILITIES	700
MEMBER'S EQUITY	181,040
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 181,740

See accompanying notes to financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2013

REVENUES	
Commissions	$ 1,301,200
Investment banking	3,632,500
TOTAL REVENUES	4,933,700
EXPENSES	
Compensation and benefits	176,367
Professional fees	25,252
Occupancy	5,772
Management fee	4,540,234
Insurance	43,674
Escrow fees	106,000
Other	48,524
TOTAL EXPENSES	4,945,823
NET LOSS	$ (12,123)

See accompanying notes to financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED MARCH 31, 2013

BALANCE AT APRIL 1, 2012	$	193,163
NET LOSS		(12,123)
BALANCE AT MARCH 31, 2013	$	181,040

See accompanying notes to financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED MARCH 31, 2013

BALANCE AT APRIL 1, 2012	$ -
Increase (decrease)	-
BALANCE AT MARCH 31, 2013	$ -

See accompanying notes to financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,123)
Adjustments to reconcile net loss to net cash used by operating activities	
Prepaid expenses	(18,230)
Accounts payable	(375)
NET CASH USED BY OPERATING ACTIVITIES	(30,728)
NET DECREASE IN CASH	(30,728)
CASH AT BEGINNING OF YEAR	163,063
CASH AT END OF YEAR	$ 132,335

See accompanying notes to financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2013

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Iroquois Capital Advisors, LLC (the Company), a Delaware limited liability company, provides investment banking services and engages in the private placement of preferred stock of private real estate investment trusts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Iroquois Capital Group, Inc. (ICG), a Delaware corporation. Clients are primarily in Middle Tennessee.

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes - The Company is a single member limited liability company, which is a disregarded entity for federal and Tennessee income tax purposes. Consequently, the Company does not file income tax returns and all federal and Tennessee tax effects of the Company's income, gains, and losses are included on the member's tax return.

Management's Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through written subscription agreements between investment issuers and investors.

Review of Subsequent Events - Management has evaluated subsequent events through May 22, 2013, the date the financial statements were available to be issued.

3. INCOME TAXES

Accounting principles generally accepted in the United States of America require management to evaluate the tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company and has concluded that as of March 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress.

ICG allocates income taxes to the Company as if it were a separate taxpayer; however the amount for the year ended March 31, 2013 is considered immaterial. The Company's income is no longer subject to federal and Tennessee income tax examinations by tax authorities for tax years before 2009.

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with ICG. Under the agreement, the Company shares various expenses, including rent, utilities, salaries, and other expenses. Total fees paid by the Company to ICG under the agreement amounted to $119,400 for the year ended March 31, 2013. During the year ended March 31, 2013, the Company also paid a management fee to ICG in the amount of $4,540,234.

The son of one of the board members of ICG is the president and COO of Covenant Surgical Partners, Inc. (CSP) and another board member of ICG is the Board Chair of CSP. During the year ended March 31, 2013, the Company earned 48% of its revenue from investment banking activities with CSP.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2013, the Company had net capital as defined of $131,635 which was $126,635 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.005 to 1.

6. CONCENTRATIONS

For the year ended March 31, 2013 67% of the Company's revenue were from two clients.

SUPPLEMENTARY INFORMATION

IROQUOIS CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL
MARCH 31, 2013

COMPUTATION OF NET CAPITAL		
Member's equity from the Statement of Financial Condition	$	181,040
Deductions and/or charges		
Nonallowable assets from the Statement of Financial Condition		49,405
Net capital before haircuts on securities positions		131,635
Haircuts on securities		-
Net capital	$	131,635
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable	$	700
Total aggregate indebtedness	$	700
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement	$	5,000
Excess net capital	$	126,635
Excess net capital at 1,000%	$	131,565
Percentage of aggregate indebtedness to net capital		0.53%

IROQUOIS CAPITAL ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
MARCH 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

IROQUOIS CAPITAL ADVISORS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

IROQUOIS CAPITAL ADVISORS, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
MARCH 31, 2013

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2013)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 131,635
Net audit adjustment	-
Net capital per audit	$ 131,635

IROQUOIS CAPITAL ADVISORS, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION MARCH 31, 2013

Not applicable

IROQUOIS CAPITAL ADVISORS, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE MARCH 31, 2012
MARCH 31, 2013

None

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
3011 Armory Drive
Suite 190
Nashville, Tennessee 37204

(615) 665-1811
(615) 665-1829 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Iroquois Capital Advisors, LLC (the Company), as of and for the year then ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram

Nashville, Tennessee
May 22, 2013

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
3011 Armory Drive
Suite 190
Nashville, Tennessee 37204

(615) 665-1811
(615) 665-1829 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Iroquois Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Iroquois Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Iroquois Capital Advisors, LLC's management is responsible for Iroquois Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash journals and bank statements) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (internal financial statements, trial balances and Focus Reports) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (internal financial statements, trial balances and Focus Reports) supporting the adjustments noting no differences; and

5. We did not note any overpayments applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram

Nashville, Tennessee
May 22, 2013

IROQUOIS CAPITAL ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED MARCH 31, 2013

Form	Assessment	Payment Date	Amount Paid	Name of SIPC Collection Agent to Whom Mailed
SIPC-6	$ 3,990	10-24-12	$ 3,990	All payments were mailed with related forms to: Securities Investor Protection Corporation, P.O Box 92185 Washington, D.C. 20090-2185
SIPC-7	8,344	04-22-13	8,344	
			$ 12,334	

There were no overpayments applied from prior periods or carried forward to future periods.